aggreko

082-04659

RECEIVED
2009 APR -6 A 7:51

David Calligaro
Deutsche Bank – Repository Receipts
10 Bishops Square
London
E1 6EG

SUPPL

09045781

Dear Mr Calligaro

Aggreko plc Objection to Issuance of Unsponsored American Depository Receipts

I understand that Deutsche Bank is considering establishing an American Depository Receipt (ADR") program with respect to shares in Aggreko plc. Please understand that we object to the establishment of any such program, that we do not agree to sponsor or be involved in the creation or maintenance of any such program, and that we do not wish out securities to trade in the United States. Moreoever, we do not assume any responsibility to comply with any requirements for exemption from registration of any unsponsored ADRs under Rule 12g3-2(b).

We therefore respectfully request that you cease efforts to establish an ADR program involving our securities. Please contact Peter Kennerley at Aggreko plc with any questions about this communication.

Yours sincerely

Peter Kennerley

P D Kennerley
Director of Legal Affairs and Company Secretary

cc: Office of International Corporation Finance, U.S. Securities and Exchange Commission

dlw 4/6

Aggreko plc
8th Floor, Aurora
120 Bothwell Street
Glasgow G2 7JS
Scotland UK
Tel +44(0)141 225 5900
Fax +44(0)141 225 5949